FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 are management's discussion and analysis of financial condition and results of operations and the unaudited interim consolidated financial statements of Diana Containerships Inc. (the "Company") and its subsidiaries for the six months ended June 30, 2017.

Attached to this Report on Form 6-K as Exhibit 101 are the following materials formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as at June 30, 2017 (unaudited) and December 31, 2016; (ii) Unaudited Interim Consolidated Statements of Operations for the six months ended June 30, 2017 and 2016; (iii) Unaudited Interim Consolidated Statements of Comprehensive Income/(Loss) for the six months ended June 30, 2017 and 2016; (iv) Unaudited Interim Consolidated Statements of Stockholders' Equity for the six months ended June 30, 2017 and 2016; (v) Unaudited Interim Consolidated Statements of Cash Flows for the six months ended June 30, 2017 and 2016; and (vi) Notes to Unaudited Interim Consolidated Financial Statements.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, the Company's registration statement on Form F-3 (File no. 333-215748), as amended and filed with the SEC with an effective date of March 7, 2017, and the Company's registration statement on Form F-3 (File No. 333-216944), filed with the SEC with an effective date of May 11, 2017.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the exhibits attached hereto may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this report and the exhibits attached hereto are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: September 8, 2017	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1

Diana Containerships Inc.
Unless otherwise specified herein, references to the "Company" or "we", "us" and "our" shall include Diana Containerships Inc. and its subsidiaries. The following management's discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and their notes attached hereto. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission (the "SEC") on February 16, 2017.
Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2017
Our Operations
We charter our vessels to customers primarily pursuant to short-term and long-term time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental compliance costs, lay-up expenses and other miscellaneous expenses, and we also pay commissions to unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.
Factors affecting our results of operations
We believe that the important measures for analyzing trends in our results of operations consist of the following:
•
Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•
Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys including the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•
Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any other reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•
Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys, including vessel positioning for such events.

•
Time Charter Equivalent (TCE) rates. We define TCE rates as our time charter revenues, net, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a non-GAAP measure, and management believes it is useful to provide to investors because it is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

•
Daily Operating Expenses. We define daily operating expenses as total vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental compliance costs, lay-up expenses and other miscellaneous expenses divided by total ownership days for the relevant period.

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rate and daily operating expenses for the six months ended June 30, 2017 and 2016:
	For the six months ended June 30,
	2017	2016
Ownership days	2,154	2,434
Available days	2,131	2,389
Operating days	1,423	1,751
Fleet utilization	66.8%	73.3%
Time charter equivalent (TCE) rate	$3,876	$7,456
Daily operating expenses	$5,161	$6,893

The following table reflects the calculation of our TCE rates for the periods presented.

	For the six months ended June 30,
	2017	2016
	(in thousands of U.S. dollars, except for available days and TCE rate)
Time charter revenues	$9,273	$22,473
Prepaid charter revenue amortization	-	(2,709)
Time charter revenues, net	9,273	19,764
Less: voyage expenses	(1,013)	(1,951)

Time charter equivalent revenues	$8,260	$17,813

Available days	2,131	2,389
Time charter equivalent (TCE) rate	$3,876	$7,456

Time Charter Revenues
Our revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including:
•	the duration of our charters;
•	our decisions relating to vessel acquisitions and disposals;
•	the amount of time that we spend positioning our vessels;
•	the amount of time that our vessels spend in drydock undergoing repairs;
•	maintenance and upgrade work;
•	the age, condition and specifications of our vessels;
•	levels of supply and demand in the container shipping industry; and
•	other factors affecting spot market charter rates for container vessels.
Period charters refer to both time and bareboat charters. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters.
Currently, eight of the vessels in our fleet are employed on time charters, two vessels are currently off-hire and will commence new time charters later in this month, and one vessel is in lay-up condition. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Voyage Expenses
We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels. The majority of our vessels are currently employed under time charters that require the charterer to bear all of those expenses. In addition to this, any laid up vessel does not incur bunker costs. However, at times when our vessels are off-hire due to other reasons, we incur port and canal charges and bunker expenses.
We have paid commissions ranging from 0% to 5.00% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, our fleet manager, Unitized Ocean Transport Limited (or "UOT"), our wholly-owned subsidiary, receives commissions that are equal to 2% of our gross revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated in our consolidated financial statements as an intercompany transaction.

Vessel Operating Expenses
Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, our manager has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of our manager by comparing actual vessel operating expenses with the operating expense budget for each vessel. We are responsible for the costs of any deviations from the budgeted amounts.
Vessel Depreciation
We depreciate our vessels on a straight-line basis over their estimated useful lives which we estimate to be 30 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values. Each vessel's salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $350 per light-weight ton. We believe that these assumptions are common in the containership industry.
General and Administrative Expenses
We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses. Certain of our general and administrative expenses are provided for under our Broker Services Agreement with Steamship Shipbroking Enterprises Inc. (which was formerly named "Diana Enterprises Inc."). We also incur payroll expenses of employees and general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees and legal and accounting costs related to our compliance with public reporting obligations and the Sarbanes-Oxley Act of 2002.
Interest and Finance Costs
We incur interest and finance costs in connection with our vessel-specific debt. As at June 30, 2017, we had $35.0 million of outstanding principal indebtedness under our loan facility with Addiewell Ltd. ("Addiewell") and $82.6 million of outstanding principal indebtedness under our loan agreement with Diana Shipping Inc. ("DSI").

Results of Operations
	For the Six Months Ended June 30,
	2017	2016	variation	% change
	in millions of U.S. dollars
Time charter revenues	9.30	22.50	(13.20)	-59%
Prepaid charter revenue amortization	-	(2.70)	2.70	-100%
Time charter revenues, net	9.30	19.80	(10.50)	-53%
Voyage expenses	(1.00)	(2.00)	1.00	-50%
Vessel operating expenses	(11.10)	(16.80)	5.70	-34%
Depreciation and amortization of deferred charges	(4.00)	(7.10)	3.10	-44%
General and administrative expenses	(3.30)	(3.70)	0.40	-11%
Gain / (Loss) on vessels' sale	0.90	(0.50)	1.40	-280%
Interest and finance costs	(3.90)	(3.50)	(0.40)	11%
Gain from bank debt write off	42.20	-	42.20	-

For the six months ended June 30, 2017 compared to the six months ended June 30, 2016
Time Charter Revenues, net of Prepaid Charter Revenue Amortization for the six months ended June 30, 2017, amounted to $9.3 million, compared to $19.8 million for the same period in 2016. The decrease in net time charter revenues is attributable to the decreased average time charter rates and also to the increased off-hire days during the period, which amounted to 708 days during the first six months of 2017 compared to 638 days during the respective period of 2016. The decrease in net time charter revenues was partially counterbalanced by the decrease of the prepaid charter revenue amortization, which amounted to nil for the six months ended June 30, 2017, compared to $2.7 million for the six months ended June 30, 2016. In the first six months of 2016, the amortization related to the prepaid charter revenue of the vessels Angeles, New Jersey and Hanjin Malta.
Voyage Expenses for the six months ended June 30, 2017, amounted to $1.0 million, compared to $2.0 million for the same period in 2016. Voyage expenses mainly include bunker expenses, which we incur while our vessels are off-hire and commissions on our gross charter hire paid to third party brokers and other voyage expenses. The decrease in the first six months of 2017 compared to the same period of 2016 was mainly due to decreased commissions, which are a percentage of the time charter revenues, and also due to decreased bunker expenses.
Vessel Operating Expenses for the six months ended June 30, 2017 amounted to $11.1 million, compared to $16.8 million for the same period of 2016 and mainly consisted of expenses for running and maintaining the vessels, such as crew wages and related costs, consumables and stores, lubricants, insurances, repairs and maintenance, environmental costs, lay-up expenses and vessel-related taxes. The decrease in operating expenses was mainly due to decreased expenses in all major categories, as a result of various vessels' deactivation gradually from October 2016 to June 2017, which however incurred increased lay-up expenses.
Depreciation and Amortization of Deferred Charges for the six months ended June 30, 2017 amounted to $4.0 million, compared to $7.1 million for the same period in 2016, and mainly includes the depreciation expense of our vessels during the respective periods and also the amortization of the deferred dry-dock costs. The decrease in depreciation and amortization of deferred charges was due to decreased vessels' depreciation expense, mainly due to the impairment charges that were recorded in September 2016 in seven of our vessels, and was partly off-set by increased amortization of deferred charges, as additional vessels underwent dry-dock surveys in the first six months of 2017 compared to 2016.
General and Administrative Expenses for the six months ended June 30, 2017 amounted to $3.3 million, compared to $3.7 million for the same period in 2016, and mainly consist of payroll expenses of office employees, consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees. The decrease was mainly attributable to decreased payroll, as a result of decreased number of employees, and decreased consultancy and brokerage fees.
Gain on vessels' sale for the six months ended June 30, 2017 amounted to $0.9 million and relates to the disposal of the vessel Doukato in June 2017.
Interest and Finance Costs were $3.9 million for the period ended June 30, 2017, compared to $3.5 million for the same period in 2016. Interest and finance costs increased in the first six months of 2017 due to increased average interest rates, as a result of increased LIBOR rates and margins in our loan agreements with the Royal Bank of Scotland plc ("RBS") and DSI, despite the fact that we had decreased average debt outstanding compared to the same period of 2016.
Gain from bank debt write-off amounted to $42.2 million for the period ended June 30, 2017, and relates to the gain, net of related expenses, arising from the settlement agreement with respect to the secured loan facility with RBS, which was signed on June 30, 2017.

Inflation
Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.
Liquidity and Capital Resources
We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders and long-term debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of loans and payments of dividends. Currently, the loan facilities that we entered into with Addiewell and DSI in June 2017, prohibit us from acquiring additional vessels without the lenders' consent. In the future, we expect that cash on hand and cash provided by operating activities might not be sufficient to cover our liquidity needs that become due within the following one year. We may need to seek alternative sources of capital, including equity or debt financing or the sale of vessels, to meet our future liquidity needs, including the funding of ongoing operations and debt service. However, our loan facilities with Addiewell and DSI include financial and other covenants which stipulate the repayment of these facilities with proceeds from the sale of assets, proceeds from the issuance of new equity and proceeds from the exercise of existing warrants to purchase our Series B-1 and B-2 Convertible Preferred Shares.
Cash Flow
As at June 30, 2017 and December 31, 2016, cash and cash equivalents amounted to $11.6 million and $8.3 million, respectively. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.
Net Cash Used In Operating Activities
Net cash used in operating activities for the period ended June 30, 2017 amounted to $8.0 million and net cash used in operating activities for the period ended June 30, 2016 amounted to $4.3 million. The increase of net cash used in operating activities was mainly attributable to decreased revenues, as a result of decreased average time charter rates and also to the increased off-hire days during the period ended June 30, 2017.
Net Cash Provided By Investing Activities
Net cash provided by investing activities in the six months ended June 30, 2017 was $6.7 million and consists of $5.9 million that we received from the sale of the vessel Doukato, $0.8 million that we received as insurance settlements and $11 thousand that we paid for property additions.
Net cash provided by investing activities in the six months ended June 30, 2016 was $4.3 million and consists of $4.5 million that we received from the sale of the vessel Hanjin Malta, $0.2 million that we paid for improvements to the vessel Rotterdam and $22 thousand that we paid for property additions.
Net Cash Provided By / (Used In) Financing Activities
Net cash provided by financing activities in the six months ended June 30, 2017 was $4.6 million and consists of $40.0 and $35.0 million we received from DSI and Addiewell, respectively, as loan proceeds, $85.0 million that we paid as full repayment of our outstanding loan facility with RBS, $5.6 million we received as equity proceeds, net of expenses, and $9.0 million as decrease of restricted cash as a result of our RBS loan full repayment.
Net cash used in financing activities in the six months ended June 30, 2016 was $10.6 million and consists of $10.2 million as repayments of our outstanding loan facilities with RBS and DSI and $0.4 million cash dividends paid to shareholders.

Capital Expenditures
Our future capital expenditures relate to the purchase of containerships and vessel upgrades, although the loan facilities that we entered into with Addiewell and DSI in June 2017 prohibit additional vessel acquisitions without the lenders' consent.
We also expect to incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades results in increased cash flow needs which we will fund with cash on hand.
Recent Developments
Subsequent to June 30, 2017, we effected three reverse stock splits of our common shares, pursuant to a proposal approved by shareholders at the 2017 Annual Meeting of Shareholders held on June 29, 2017. On July 5, 2017 we effected a one-for-seven reverse stock split, on July 27, 2017, we effected a one-for-six reverse stock split, and on August 24, 2017, we effected a one-for-seven reverse stock split. All share and per share amounts disclosed in this report give retroactive effect for all periods presented to these reverse stock splits.
Subsequent to June 30, 2017 and up to September 7, 2017, we issued 35,814 common shares on conversion of Series B-1 Convertible Preferred Shares outstanding on June 30, 2017. Additionally, we received $7.5 million of gross proceeds from the exercise of 7,500 Series B-1 and B-2 Preferred Warrants to purchase an equal number of Series B-1 and B-2 Convertible Preferred Shares and 7,055 of these Series B-1 and B-2 Convertible Preferred Shares were converted to 2,592,297 common shares.
Subsequent to June 30, 2017, we repaid $7.5 million of Addiewell outstanding loan balance, according to the respective terms of the loan agreement.
On July 31, 2017, we received written notification from The Nasdaq Stock Market LLC ("Nasdaq") indicating that we are no longer in compliance with the continued listing requirements, because the market value of publicly held shares ("MVPHS") was below $5.0 million for 30 consecutive business days. The applicable grace period to regain compliance is 180 calendar days, or until January 29, 2018. We intend to monitor our MVPHS during the prescribed grace period and we are considering all options that will allow our common shares to remain listed on Nasdaq.

DIANA CONTAINERSHIPS INC.

DIANA CONTAINERSHIPS INC.
Consolidated Balance Sheets as at June 30, 2017 (unaudited) and December 31, 2016
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	June 30, 2017	December 31, 2016
CURRENT ASSETS:
Cash and cash equivalents	$11,567	$8,316
Accounts receivable, trade	654	471
Inventories	1,816	2,581
Prepaid expenses and other assets	1,618	2,507
Restricted cash, current (Note 6)	-	9,000
Total current assets	15,655	22,875

FIXED ASSETS:
Vessels (Note 5)	277,040	286,991
Accumulated depreciation (Note 5)	(45,284)	(46,639)
Vessels' net book value (Note 5)	231,756	240,352

Property and equipment, net	931	946
Total fixed assets	232,687	241,298

Deferred charges, net	2,478	2,358
Total assets	$250,820	$266,531

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank and other debt, net of unamortized deferred financing costs (Note 6)	$34,763	$127,129
Related party financing, net of unamortized deferred financing costs (Note 4)	82,453	-
Accounts payable, trade and other	2,444	1,471
Due to related parties, current (Note 4)	239	105
Accrued liabilities	1,145	1,050
Deferred revenue	482	108
Total current liabilities	121,526	129,863

Related party financing, non-current (Note 4)	-	45,617
Other liabilities, non-current	188	171
Commitments and contingencies (Note 7)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, 1,282 and 0 issued and outstanding as at June 30, 2017 and December 31, 2016, respectively (Note 8)	0	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 48,970 and 31,831 issued and outstanding as at June 30, 2017 and December 31, 2016, respectively (Note 8)	0	0
Additional paid-in capital (Note 8)	384,077	374,975
Other comprehensive loss	(20)	(20)
Accumulated deficit	(254,951)	(284,075)
Total stockholders' equity	129,106	90,880
Total liabilities and stockholders' equity	$250,820	$266,531

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Operations
For the six months ended June 30, 2017 and 2016
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2017	2016
REVENUES:
Time charter revenues (Note 1)	$9,273	$22,473
Prepaid charter revenue amortization	-	(2,709)
Time charter revenues, net	9,273	19,764

EXPENSES:
Voyage expenses	1,013	1,951
Vessel operating expenses	11,117	16,778
Depreciation and amortization of deferred charges (Note 5)	4,026	7,107
General and administrative expenses (Note 4)	3,289	3,721
(Gain) / Loss on vessels' sale (Note 5)	(945)	497
Foreign currency losses	9	85
Operating loss	$(9,236)	$(10,375)

OTHER INCOME/(EXPENSES)
Interest and finance costs (Notes 4 and 6)	$(3,878)	$(3,466)
Interest income	53	64
Gain from bank debt write off (Note 6)	42,185	-
Total other income /(expenses), net	$38,360	$(3,402)

Net income / (loss)	$29,124	$(13,777)

Earnings / (Loss) per common share, basic (Note 9)	$736.43	$(443.23)

Earnings / (loss) per common share, diluted (Note 9)	$707.40	$(443.23)

Weighted average number of common shares, basic (Note 9)	39,166	31,083
Weighted average number of common shares, diluted (Note 9)	40,789	31,083

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Comprehensive Income / (Loss)
For the six months ended June 30, 2017 and 2016
(Expressed in thousands of U.S. Dollars)

	2017	2016

Net income / (loss)	$29,124	$(13,777)

Comprehensive income / (loss)	$29,124	$(13,777)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Stockholders' Equity
For the six months ended June 30, 2017 and 2016
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Preferred Stock		Additional	Other
	# of	Par	# of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	Shares	Value	Capital	Income / (Loss)	Deficit	Total

Balance, December 31, 2015	31,411	$-	-	$-	$373,856	$5	$(134,687)	$239,174
- Net loss	-	-	-	-	-	-	(13,777)	(13,777)
- Issuance of restricted stock and compensation cost on restricted stock (Note 8)	420	-	-	-	552	-	-	552
- Dividends declared and paid (at $5.88 and $5.88 per share) (Note 9)	-	-	-	-	-	-	(374)	(374)
Balance, June 30, 2016	31,831	$-	-	$-	$374,408	$5	$(148,838)	$225,575

Balance, December 31, 2016	31,831	$-	-	$-	$374,975	$(20)	$(284,075)	$90,880
- Net income	-	-	-	-	-	-	29,124	29,124
- Issuance of Series B preferred stock, net of expenses	-	-	6,000	-	5,610	-	-	5,610
- Conversion of Series B preferred stock to common stock (Note 8)	17,139	-	(4,818)	-	-	-	-	-
- Issuance of Series C preferred stock (Note 4)	-	-	100	-	3,000			3,000
- Compensation cost on restricted stock (Note 8)		-	-	-	492	-	-	492
Balance, June 30, 2017	48,970	$-	1,282	$-	$384,077	$(20)	$(254,951)	$129,106

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Cash Flows
For the six months ended June 30, 2017 and 2016
(Expressed in thousands of U.S. Dollars)

	2017	2016
Cash Flows used in Operating Activities:
Net income/ (loss)	$29,124	$(13,777)
Adjustments to reconcile net income /(loss) to net cash used in operating activities:
Depreciation and amortization of deferred charges (Note 5)	4,026	7,107
Amortization of deferred financing costs and other fees	170	245
Amortization of prepaid charter revenue	-	2,709
(Gain) / Loss on vessels' sale (Note 5)	(945)	497
Compensation cost on restricted stock awards (Note 8)	541	552
Gain from bank debt write off (Note 6)	(42,185)	-
(Increase) / Decrease in:
Accounts receivable, trade	(183)	283
Inventories	765	492
Prepaid expenses and other assets	104	(1,249)
Increase / (Decrease) in:
Accounts payable, trade and other	973	(354)
Due to related parties	(39)	105
Accrued liabilities	(296)	64
Deferred revenue	374	(496)
Other liabilities	17	19
Drydock costs	(474)	(540)
Net Cash used in Operating Activities	$(8,028)	$(4,343)

Cash Flows provided by Investing Activities:
Vessel acquisitions and other vessel costs	-	(194)
Proceeds from sale of vessels, net of expenses (Note 5)	5,895	4,523
Property and equipment additions	(11)	(22)
Insurance settlements	785	-
Net Cash provided by Investing Activities	$6,669	$4,307

Cash Flows provided by / (used in) Financing Activities:
Proceeds from a related party loan (Note 4)	40,000	-
Proceeds from an unrelated party loan (Note 6)	35,000	-
Repayments of long term debt (Note 6)	(85,000)	(10,188)
Issuance of preferred stock, net of issuance costs (Note 8)	5,610	-
Issuance of preferred stock in exchange for loan reduction
Cash dividends (Note 9)	-	(374)
Changes in restricted cash	9,000	-
Net Cash provided by / (used in) Financing Activities	$4,610	$(10,562)

Net increase / (decrease) in cash and cash equivalents	$3,251	$(10,598)
Cash and cash equivalents at beginning of period	$8,316	$29,388
Cash and cash equivalents at end of period	$11,567	$18,790

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Related party loan reduction in exchange for preferred shares (Notes 4 and 8)	$3,000	$-
Interest payments, net of amounts capitalized	3,896	3,225

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
1.          General Information
The accompanying unaudited interim consolidated financial statements include the accounts of Diana Containerships Inc. ("DCI") and its wholly-owned subsidiaries (collectively, the "Company"). Diana Containerships Inc. was incorporated on January 7, 2010 under the laws of the Republic of Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act.
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2016 included in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 16, 2017 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2017 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2017. A discussion of the Company's significant accounting policies can be found in the audited consolidated financial statements for the fiscal year ended December 31, 2016, as filed on Form 20-F on February 16, 2017.
The consolidated balance sheet as of December 31, 2016 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.
On July 5, 2017, on July 27, 2017 and on August 24, 2017 the Company effected a 1-for-7,  1-for-6 and 1-for-7,    respectively, reverse stock splits on its issued and outstanding common stock (Notes 8 and 11). All share and per share amounts disclosed in the accompanying unaudited interim consolidated financial statements give effect to these reverse stock splits retroactively and thus affect all periods presented.
The Company is engaged in the seaborne transportation industry through the ownership of containerships and operates its fleet through Unitized Ocean Transport Limited, a wholly-owned subsidiary, while Wilhelmsen Ship Management LTD, an unaffiliated third party, provides management services to the laid-up vessels of the Company's fleet, for a fixed monthly fee for each vessel. The fees payable to Wilhelmsen Ship Management LTD, amounted to $485 and $0 for the six months ended June 30, 2017 and 2016, respectively, and are included in Vessel operating expenses in the accompanying unaudited interim consolidated statement of operations.
As at June 30, 2017, the Company was the sole owner of all outstanding shares of the following subsidiaries:

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

a/a	Company	Place of Incorporation	Vessel	Flag	TEU	Date built	Date acquired	Date sold
Vessel Owning Subsidiaries - Panamax Vessels
1	Likiep Shipping Company Inc.	Marshall Islands	Sagitta	Marshall Islands	3,426	Jun-10	Jun-10	-
2	Orangina Inc.	Marshall Islands	Centaurus	Marshall Islands	3,426	Jul-10	Jul-10	-
3	Rongerik Shipping Company Inc.	Marshall Islands	Domingo	Marshall Islands	3,739	Mar-01	Feb-12	-
4	Dud Shipping Company Inc.	Marshall Islands	Pamina	Marshall Islands	5,042	May-05	Nov-14	-
5	Mago Shipping Company Inc.	Marshall Islands	New Jersey	Marshall Islands	4,923	Nov-06	Apr-15	-
Vessel Owning Subsidiaries - Post-Panamax Vessels
6	Eluk Shipping Company Inc.	Marshall Islands	Puelo	Marshall Islands	6,541	Nov-06	Aug-13	-
7	Oruk Shipping Company Inc.	Marshall Islands	Pucon	Marshall Islands	6,541	Aug-06	Sep-13	-
8	Delap Shipping Company Inc.	Marshall Islands	March	Marshall Islands	5,576	May-04	Sep-14	-
9	Jabor Shipping Company Inc.	Marshall Islands	Great	Marshall Islands	5,576	Apr-04	Oct-14	-
10	Meck Shipping Company Inc.	Marshall Islands	Rotterdam	Marshall Islands	6,494	Jul-08	Sep-15	-
11	Langor Shipping Company Inc.	Marshall Islands	Hamburg	Marshall Islands	6,494	Mar-09	Nov-15	-
Vessel Owning Subsidiaries - Sold Vessels
12	Lemongina Inc.	Marshall Islands	Garnet	Marshall Islands	4,729	Aug-95	Nov-12	Sep-15
13	Nauru Shipping Company Inc.	Marshall Islands	Hanjin Malta	Marshall Islands	4,024	Jan-93	Mar-13	Feb-16
14	Kapa Shipping Company Inc.	Marshall Islands	Angeles	Marshall Islands	4,923	Dec-06	Apr-15	Nov-16
15	Utirik Shipping Company Inc. (Note 5)	Marshall Islands	Doukato	Marshall Islands	3,739	Feb-02	Feb-12	Jun-17
Other Subsidiaries
16	Unitized Ocean Transport Limited	Marshall Islands	Management company		-	-	-	-
17	Container Carriers (USA) LLC	Delaware - USA	Company's US representative		-	-	-	-

Unitized Ocean Transport Limited (the "Manager" or "UOT"), was established for the purpose of providing the Company and its vessels with management and administrative services, effective March 1, 2013. The fees payable to UOT pursuant to the respective management and administrative agreements are eliminated in consolidation as intercompany transactions.
Container Carriers (USA) LLC ("Container Carriers"), was established in July 2014 in the State of Delaware, USA, to act as the Company's authorized representative in the United States.
During the six months ended June 30, 2017 and 2016, charterers that accounted for more than 10% of the Company's hire revenues were as follows:
Charterer	2017	2016
A	-	34%
B	14%	14%
C	-	22%
D	11%	-
E	14%	-
F	40%	-

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

2.          Significant Accounting Policies and Recent Accounting Pronouncements:
A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC on February 16, 2017. There have been no material changes to these policies in the six-month period ended June 30, 2017, apart from the below:
(a)          The Company follows the provisions of ASC 480 "Distinguishing liabilities from equity" and ASC 815, "Derivatives and Hedging" which establish accounting and reporting requirements for convertible preferred shares, warrants and derivative instruments embedded in these shares and contracts (Note 8).
(b)          On January 1, 2017, the Company adopted Accounting Standard Update ("ASU") No. 2015-11 - Inventory (Topic 330) effective for the fiscal year ending December 31, 2017 and interim periods within this fiscal year. The adoption of this guidance had no impact on the Company's results of operations, financial position or cash flows.
(c)          In May 2017, the FASB issued ASU 2017-09, "Compensation — Stock Compensation (Topic 718), Scope of Modification Accounting" ("ASU 2017-09"), which clarifies and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. ASU 2017-09 is effective for annual periods, including interim periods within those annual periods, beginning after 15 December 2017, however early adoption is permitted. The Company is in the process of assessing the impact of the amendment of this Update on the Company's consolidated financial position and performance.
(d)          As also disclosed in the Annual Report on Form 20-F for the year ended December 31, 2016, in May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. In August 2015, FASB issued Accounting Standard Update No. 2015-14 "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date," which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein.  The Company will adopt the standard as of January 1, 2018 and is expecting that the adoption will not have an effect on its financial statements since the Company has chartered its vessels since inception in time charter agreements and in this respect revenue is accounted under the leases standard. The Company may be required to assess any future agreements under voyage charters and adopt an accounting policy that is in compliance with the new standard.
3.	Going Concern
As of December 31, 2016, and thereafter, due to the significant decline in the market value of its vessels, following the prolonged weak charter market conditions, the Company was not in compliance with certain financial covenants, as well as with the minimum required security cover ("hull cover ratio") under its loan agreement with the Royal Bank of Scotland plc (or "RBS"). Due to these technical breaches of the covenants as of December 31, 2016, the Company had classified the long-term portion of its bank debt in current liabilities (Note 6), thus resulting in a reported a working capital deficit of $106,988.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

On June 30, 2017 the Company repaid to RBS an amount of $85,000 as full and final settlement of its loan obligation and the loan agreement was terminated (Note 6). The repayment of the loan was partially funded with $10,000 from Company's own cash, with $40,000 from a refinance of the existing loan with Diana Shipping Inc. (or "DSI") (Note 4) and with $35,000 from a new loan agreement with Addiewell LTD (or "Addiewell"), an unrelated party (Note 6). Both new loans mature in 18 months, i.e. on December 31, 2018, however the Company has classified them as current in the accompanying consolidated balance sheets as the lenders have the option to demand full repayment on or after June 30, 2018. Consequently, the Company reported at June 30, 2017 a working capital deficit of $105,871. Based on the current performance of the containerships market and the available cash on hand, the Company expects that cash on hand and cash provided from operating activities might not be sufficient to cover its liquidity needs that become due within one year after the date that the financial statements are issued. The above conditions raise substantial doubt about the Company's ability to continue as a going concern.
On March 22, 2017, the Company announced an up to $150,000 securities offering through the sale of 3,000 newly-designated Series B-1 convertible preferred shares, preferred warrants to purchase 6,500 Series B-1 convertible preferred shares and preferred warrants to purchase 140,500 newly-designated Series B-2 convertible preferred shares. Since June 30, 2017, the Company received $7,500 of gross proceeds from the sale of preferred shares and exercise of preferred warrants (Note  11) and 136,500 warrants remain currently outstanding. The Company, is also exploring several alternatives aiming to manage its working capital requirements, including seeking for more favorable chartering opportunities and potential sale of vessels or a combination thereof.
Management believes that the Company's plans to manage its working capital requirements will be successful, and as a result the unaudited interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, they do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.
4.	Transactions with Related Parties
a)          Altair Travel Agency S.A ("Altair"): Effective March 1, 2013 the Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's CEO and Chairman of the Board. Travel expenses payable to Altair for the six months ended June 30, 2017 and 2016, were $339 and $504 respectively, and are included in Operating expenses, in General and administrative expenses and in Gain / (Loss) on vessel's sale in the accompanying unaudited interim consolidated financial statements. As at June 30, 2017 and December 31, 2016, an amount of $25 and $3, respectively, was payable to Altair and is included in Due to related parties, current in the accompanying consolidated balance sheets.
b)          Steamship Shipbroking Enterprises Inc. ("Steamship Shipbroking"): Steamship Shipbroking (former "Diana Enterprises Inc."), a company controlled by the Company's CEO and Chairman of the Board, provides brokerage services to DCI, pursuant to a Brokerage Services Agreement for a fixed fee.  For the six months ended June 30, 2017 and 2016, total brokerage fees and bonuses to Steamship Shipbroking amounted to $840 and $1,025 respectively, and are included in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. As at June 30, 2017 and December 31, 2016, there was no amount due from or due to Steamship Shipbroking.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

c)          Diana Shipping Inc. ("DSI"):  The amounts of related party loans shown in the accompanying consolidated balance  sheets are analyzed as follows:

	June 30, 2017	Current	Non-current	December 31, 2016	Current	Non-current

Diana Shipping Inc - Term Loan	$82,617	$82,617	$-	$45,417	$-	$45,417
plus other fees payable to the lenders	9	9	-	200	-	200
less unamortized deferred financing costs	(173)	(173)	-	-	-	-
Related party financing, net of unamortized deferred financing costs	$82,453	$82,453	$-	$45,617	$-	$45,617

On May 20, 2013, the Company, through its subsidiary Eluk Shipping Company Inc., entered into an unsecured loan agreement of up to $50,000 with Diana Shipping Inc., to be used to fund vessel acquisitions and for general corporate purposes. The loan was guaranteed by the Company and, until the amendments discussed below, it bore interest at a rate of LIBOR plus a margin of 5.0% per annum and a fee of 1.25% per annum ("back-end fee") on any amounts repaid upon any repayment or voluntary prepayment dates. In August 2013, the full amount was drawn down under the loan agreement which was repayable on August 20, 2017.
On September 9, 2015, and in relation with The Royal Bank of Scotland plc ("RBS") refinance discussed in Note 6, the loan agreement with DSI was amended. The maturity of the loan agreement was extended until March 15, 2022, provided for annual repayments of $5,000, plus a balloon instalment at the final maturity date, and bore interest at LIBOR plus margin of 3.0% per annum. The Company also agreed to pay at the date of the amendment the accumulated back-end fee, amounting to $1,302, and that no additional back-end fee would be charged thereafter. Furthermore, the Company agreed to pay at the final maturity date a flat fee of $200. Furthermore, on September 12, 2016 and in relation with the RBS amended loan agreement discussed in Note 6, the loan agreement with DSI was amended again. The loan was undertaken by Kapa Shipping Company Inc. and its repayment was immediately suspended and would not recommence until the later of: (i) September 15, 2018 and (ii) until the deferred tranche of the RBS supplemental agreement would be fully repaid on June 15, 2021 or prepaid. Finally, the margin has been revised to 3.35% per annum until December 31, 2018, thereafter reverting to 3.0% per annum until maturity.
On May 30, 2017, the Company issued 100 shares of its newly-designated Series C Preferred Stock, par value $0.01 per share, to DSI, in exchange for a reduction of $3,000 in the principal amount of the Company's outstanding loan, thus leaving an outstanding principal balance of $42,417 (Note 8).
On June 30, 2017, the Company refinanced its existing unsecured loan facility with DSI. The principal amount of the new secured loan is $82,617 and includes the $42,417 outstanding principal balance as of June 30,2017, increased by the flat fee of $200 which was payable at maturity, and an additional $40,000, which was drawn to partially repay Company's existing loan with RBS (Note 6). The new DSI loan matures on December 31, 2018, however the lenders have the option to request for full repayment after twelve months from the initial drawing and thus the Company has classified the outstanding principal balance of June 30, 2017 in current liabilities, in Related party financing, net of unamortized deferred financing costs in the accompanying consolidated balance sheets. The loan also provides for an additional $5,000 interest-bearing "discount premium", which is payable at maturity, but will be permanently waived and cancelled, in case the lenders exercise their option for full repayment within twelve months from drawing, subject to the terms of the intercreditor agreement with Addiewell Ltd (Note 6). The discount premium is recognized in Interest and Finance costs throughout the life of the loan and in Related party financing, net of unamortized deferred financing costs. Moreover, the specific loan is subordinated to the Addiewell loan (Note 6), is secured by second priority mortgages over the Company's eleven containerships, bears interest at the rate of 6% per annum for the first twelve months scaled to 9% for the next three months and further scaled to 12% for the remaining three months until maturity, and includes financial and other covenants which stipulate the repayment with proceeds from the sale of assets of the Company, proceeds from the issuance of new equity and proceeds from the exercise of existing warrants to purchase the Company's Series B Convertible Preferred Shares (Note 8).

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

For the six months ended June 30, 2017 and 2016, total interest expense and the discount premium amortization incurred under the loan agreements with DSI amounted to $977 and $822, respectively, and is included in Interest and finance costs in the accompanying unaudited interim consolidated statements of operations. As at December 31, 2016, the flat fee of $200 is included in Related party financing, non-current, in the accompanying consolidated balance sheets. Accrued interest as of June 30, 2017 and December 31, 2016 amounted to $110 and $102, respectively, and is included in Due to related parties, current in the accompanying consolidated balance sheets.
5.          Vessels
On May 16, 2017, the Company, through Utirik Shipping Company Inc., entered into a memorandum of agreement to sell the vessel "Doukato" to an unrelated party, for a sale price of $6,027, net of commissions. The gain from the sale of the vessel, net of direct to sale expenses of $132, was $945 and is reflected in (Gain) / Loss on vessels' sale in the accompanying unaudited interim consolidated statements of operations. The vessel was delivered to her new owners on June 13, 2017.
The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessels' Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2016	$286,991	$(46,639)	$240,352
- Vessels' disposals	(9,951)	5,001	(4,950)
- Depreciation	-	(3,646)	(3,646)
Balance, June 30, 2017	$277,040	$(45,284)	$231,756

As at June 30, 2017, all Company's vessels were provided as collateral to secure the loan facilities with Addiewell and DSI, discussed in Notes 4 and 6.
6.          Bank and Other Debt, Current
The amounts of bank and other debt shown in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2017	Current	Non-current	December 31, 2016	Current	Non-current

The Royal Bank of Scotland plc - Term Loan	$-	$-	$-	$128,861	$128,861	$-
Addiewell LTD - Term Loan	35,000	35,000	-	-	-	-
plus other fees payable to the lenders	20	20	-	200	200	-
less unamortized deferred financing costs	(257)	(257)	-	(1,932)	(1,932)	-
Bank and other debt, net of unamortized deferred financing costs	$34,763	$34,763	$-	$127,129	$127,129	$-

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

a)          The Royal Bank of Scotland plc ("RBS") – Term Loan: On September 10, 2015, the Company, through nine of its subsidiaries, entered into a loan agreement with RBS of up to $148,000, to re-finance the acquisition cost of seven of the Company's vessels, including the full prepayment of the previous facility agreement, and to support the acquisition of the two newly acquired vessels, the "Hamburg" and the "Rotterdam". Until December 31, 2015, the Company drew down the full amount of the loan and paid arrangement and structuring fees amounting to $1,875.
The loan, until its amendment discussed below, bore interest at the rate of 2.75% per annum over LIBOR and was repayable in quarterly instalments and a balloon payment payable together with the last installment in September 2021. The Company paid commitment commissions of 1.375% per annum on the undrawn amounts, from July 30, 2015, the date of acceptance of the lenders' offer letter, until the drawdown dates.
The loan was secured by first preferred mortgages on nine vessels of the Company's fleet, first priority deeds of assignments of insurances, earnings, charter rights and requisition compensation and a corporate guarantee. The loan agreement also contained customary financial covenants, minimum security value of the mortgaged vessels, required minimum liquidity of $500 per vessel in the fleet and restricted cash of $9,000 to be deposited by the borrowers with the lenders for the duration of the loan. There were also restrictions as to changes in the loan agreement with DSI and in certain shareholdings and management of the vessels. Finally, the Company was not permitted to pay any dividends that would result in a breach of the financial covenants.
On September 12, 2016, the Company entered into an amendment of its loan agreement with RBS, according to which the Company prepaid an amount of $7,607 and agreed to change the repayment schedule and recommence repaying the principal on September 15, 2017. Moreover, the loan amendment provided for changes to the borrowers and to the mortgaged vessels and required an amendment to the loan agreement with DSI (Note 4). It also prohibited the incurrence of additional indebtedness and the acquisition of additional vessels until September 15, 2018, and the payment of dividends until the later of: (a) prepayment or repayment in full on June 15, 2021 of the deferred tranche of $8,851, which was created out of the reallocation of amounts due under the existing tranches, and (b) September 15, 2018. Furthermore, the minimum security covenant ("hull cover ratio") was reduced from 140% to 125% until September 30, 2018, certain financial covenants were amended while the application of others was deferred to 2019, and the interest rate margin increased from 2.75% per annum to 3.10% per annum until December 31, 2018. Finally, the Company paid an amendment fee of $150 at the signing of the agreement and an additional fee of $200 was payable on December 31, 2018.
As of December 31, 2016 and thereafter, due to a significant decline in the market value of its vessels, the Company was not in compliance with two financial covenants, as well as with the required covenant for the minimum required security cover ("hull cover ratio"). Due to these technical breaches in its loan covenants, the Company has classified its bank debt as of December 31, 2016 in current liabilities. Accordingly, the loan balance and the loan-related fees have been reclassified to Bank and other debt, net of unamortized deferred financing costs and the restricted cash under the facility has been reclassified to Restricted cash, current in the accompanying consolidated balance sheet of December 31, 2016.
On June 30, 2017, the Company signed a Settlement Agreement with RBS, whereby it repaid an amount of $85,000 as full and final settlement of the loan obligation. The then outstanding principal balance was $128,861 and the settlement resulted in a net gain of $42,185 for the Company, which is reflected in Gain from bank debt write off in the accompanying unaudited interim consolidated statements of operations and includes the gain from the write off of the principal balance and other fees due to the lenders, net of the unamortized deferred financing costs write off and other costs incurred in connection with the transaction. The repayment of the loan was partially funded by $10,000 from the Company's own cash, $40,000 were funded from the DSI loan refinance as discussed in Note 4 and $35,000 were funded from the new Addiewell loan, discussed under (b) below.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

b)          Addiewell Ltd ("Addiewell")  – Loan Facility: On June 30, 2017, the Company partially funded the refinancing of the RBS loan, discussed under (a) above, with proceeds under a new secured loan facility with Addiewell Ltd., an unaffiliated third party, in the amount of $35,000. The loan matures on December 31, 2018, however the lenders have the option to request for full repayment after twelve months from the initial drawing and thus the Company has classified the outstanding principal balance of June 30, 2017 in current liabilities under Bank and other debt, net of unamortized deferred financing costs in the accompanying consolidated balance sheets. The loan also provides for an additional $10,000 interest-bearing "discount premium", which is also payable at maturity, but will be permanently waived and cancelled in case the lenders exercise their option for full repayment within twelve months from drawing. The discount premium is recognized in Interest and Finance costs throughout the life of the loan and in Bank and other debt, net of unamortized deferred financing costs. Moreover, the loan, which ranks senior to the loan agreement with DSI (Note 4), is secured by first priority mortgages over the Company's eleven containerships, bears interest at the rate of 6% per annum for the first twelve months scaled to 9% for the next three months and further scaled to 12% for the remaining three months until maturity. Finally, the new loan facility includes financial and other covenants which stipulate the repayment of the facility with proceeds from the sale of assets of the Company, proceeds from the issuance of new equity and proceeds from the exercise of existing warrants to purchase the Company's Series B Convertible Preferred Shares (Note 8).
For the six months ended June 30, 2017 and 2016, total interest expense and the discount premium amortization incurred in connection with the loans of RBS and Addiewell, amounted to $2,716 and $2,388, respectively, and is included in Interest and finance costs in the accompanying unaudited interim consolidated statements of operations. Accrued interest as of June 30, 2017 and December 31, 2016 amounted to $8 and $0, respectively, and is included in Accrued liabilities in the accompanying consolidated balance sheets.
7.	Commitments and Contingencies
(a)          Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.
The Company's vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the protection and indemnity association ("P&I Association") in which the Company's vessels are entered. The Company's vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year.  Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls outstanding in respect of any policy year.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(b)          As at June 30, 2017, the majority of our vessels were operating under time charter agreements, while the rest of them were not chartered. The minimum contractual annual charter revenues, net of related commissions to third parties, to be generated from the existing as at June 30, 2017, non-cancelable time charter contracts, are estimated at $8,219 until June 30, 2018.
8.          Changes in Capital Accounts
(a)          Reverse stock splits: On May 22, 2017, the Company received written notification from The NASDAQ Stock Market indicating that, because the closing bid price of the Company's common stock for the last 30 consecutive business days was below $1.00 per share, the Company no longer met the minimum bid price requirement for The Nasdaq Global Market. In this respect, the Company affected a number of reverse stock split of its common shares, which was approved by shareholders at the Company's 2017 Annual Meeting of Shareholders held on June 29, 2017. More specifically, on July 5, 2017 the Company affected a one-for-seven reverse stock split and the number of the Company's common shares issued and outstanding at that date was reduced from 14,400,874 to 2,057,250. Later, on July 27, 2017, the Company affected a one-for-six reverse stock split and the number of the Company's common shares issued and outstanding at that date was reduced from 6,095,581 to 1,015,924. Finally, on August 24, 2017, the Company affected a one-for-seven reverse stock split and the number of the Company's common shares issued and outstanding at that date was reduced from 5,294,787 to 756,390. No fractional shares were issued in connection with the reverse splits. Shareholders who would otherwise hold fractional shares of the Company's common stock received a cash payment in lieu of such fractional share. All share and per share amounts disclosed in the accompanying unaudited interim consolidated financial statements give effect to these reverse stock splits retroactively and thus affect all periods presented.
(b)          Issuance of Series B Preferred Stock and warrants to purchase Series B Preferred Stock: On March 21, 2017, the Company completed a registered direct offering of (i) 3,000 newly-designated Series B-1 convertible preferred shares, par value $0.01 per share, and common shares underlying such Series B-1 convertible preferred shares, and (ii) warrants to purchase 6,500 of Series B-1 convertible preferred shares, 6,500 of Series B-1 convertible preferred shares underlying such warrants, and common shares underlying such Series B-1 convertible preferred shares. Concurrently with the registered direct offering, the Company completed an offering of warrants to purchase 140,500 of Series B-2 convertible preferred shares in a private placement, in reliance on Regulation S under the Securities Act. The securities in the registered direct offering and private placement were issued and sold to Kalani Investments Limited (or "Kalani"), an entity not affiliated with the Company, pursuant to a Securities Purchase Agreement. In connection with the private placement, the Company entered into a Registration Rights Agreement with Kalani, pursuant to which the investor was granted certain registration rights with respect to the securities issued and sold in the private placement.
The Company in its assessment for the accounting of the convertible B-1 and B-2 preferred shares has taken into consideration ASC 480 "Distinguishing liabilities from equity" and determined that the preferred shares should be classified as equity instead of liability. The Company further analysed key features of the preferred shares to determine whether these are more akin to equity or to debt and concluded that the convertible B-1 and B-2 Preferred Shares are equity-like. In its assessment, the Company identified certain embedded features, examined whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affecting the classification. Derivative accounting was deemed inappropriate and thus no bifurcation of these features was performed.
Upon exercise of the warrants, the holder is entitled to receive preferred shares. ASC 480 "Distinguishing liabilities from equity", requires that a warrant which contains an obligation that may require the issuer to redeem the shares in cash, be classified as a liability and accounted for at fair value. The Company determined that the fair value of the warrants at inception and at June 30, 2017 is immaterial.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

During the period ended June 30, 2017, the Company received gross proceeds of $3,000 from the sale of the 3,000 Series B-1 Convertible Preferred Shares. Also, 3,000 preferred warrants were exercised and the Company further received $3,000 of gross proceeds for the sale of an equal number of preferred shares. The net proceeds received during the period, after deducting offering expenses payable by the Company, amounted to $5,610. As of June 30, 2017, from the 6,000 preferred shares issued during the period, 4,818 preferred shares were converted to 17,139 common shares and 1,182 preferred shares remained outstanding. Subsequent to the balance sheet date, all outstanding preferred shares were converted to common shares (Note 11).
(c)           Issuance of Series C Preferred Stock: On May 30, 2017, the Company issued 100 shares of its newly-designated Series C Preferred Stock, par value $0.01 per share, to DSI, in exchange for a reduction of $3,000 million in the principal amount of the Company's outstanding loan, thus leaving an outstanding principal balance of $42,417 (Note 4). The Series C Preferred Stock has no dividend or liquidation rights. The Series C Preferred Stock votes with the common shares of the Company, and each share of the Series C Preferred Stock entitles the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates does not exceed 49.0%, on all matters submitted to a vote of the stockholders of the Company. The issuance of shares of Series C Preferred Stock to DSI was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from independent third parties that the transaction was fair from a financial point of view to the Company.
(d)          Compensation cost on restricted common stock:  During the six months ended June 30, 2017 and 2016, compensation cost on restricted stock amounted to $541 and $552, respectively, and is included in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. At June 30, 2017 and December 31, 2016, the total unrecognized compensation cost relating to restricted share awards was $896 and $1,058, respectively. At June 30, 2017, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 1.02 years.
During the six months ended June 30, 2017 and the year ended December 31, 2016, the movement of restricted stock cost was as follows:
	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2015	409	$6,208.42
Granted	420	893.76
Vested	(155)	6,492.73
Forfeited or expired	-	-
Outstanding at June 30, 2016	674	$2,831.23
Granted	-	-
Vested	-	-
Forfeited or expired	-	-
Outstanding at December 31, 2016	674	$2,831.23
Granted	-	-
Vested	(292)	3,796.63
Forfeited or expired	-	-
Outstanding at June 30, 2017	382	$2,093.28

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

9.	Earnings / (Loss) per Share
All common shares issued (including the restricted shares issued under the equity incentive plan) are DCI's common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. Unvested shares granted under the Company's incentive plan of 382 as at June 30, 2017, and 674 as at June 30, 2016 (Note 8), are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes. Dividends declared and paid during the six months ended June 30, 2017 and 2016 were $0 and $374, respectively. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. For the purpose of calculating diluted earnings per share, the weighted average number of diluted shares outstanding includes the incremental shares assumed issued as determined in accordance with the antidilution sequencing provisions of ASC 260. The computation of diluted earnings per share also reflects the potential dilution that could occur if warrants to issue common stock were exercised, to the extent that they are dilutive, as well as the potential dilution that could occur if convertible preferred stock were converted.  For the six months ended June 30, 2016, and on the basis that the Company incurred losses, the effect of the incremental shares assumed issued would have been anti-dilutive and therefore basic and diluted losses per share is the same amount.
	2017		2016
	Basic EPS	Diluted EPS	Basic LPS	Diluted LPS
Net income / (loss)	$29,124	$29,124	$(13,777)	$(13,777)
Less income allocated to restricted shares	(281)	(270)	-	-
Net income / (loss) available to common stockholders	28,843	28,854	(13,777)	(13,777)

Weighted average number of common shares outstanding	39,166	39,166	31,083	31,083
Effect of dilutive shares	-	1,623	-	-
Total shares outstanding	39,166	40,789	31,083	31,083

Earnings / (Loss) per common share	$736.43	$707.40	$(443.23)	$(443.23)

10.	Financial Instruments
The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term loans and restricted cash balances, bearing interest at variable interest rates, approximate their recorded values as at June 30, 2017 and December 31, 2016.
11.          Subsequent Events
(a)
Reverse Stock Splits: Subsequent to the balance sheet date, the Company effected three reverse stock splits of its common shares, pursuant to a proposal approved by shareholders at the Company's 2017 Annual Meeting of Shareholders held on June 29, 2017. On July 5, 2017 the Company effected a one-for-seven reverse stock split, on July 27, 2017, the Company effected a one-for-six reverse stock split and on August 24, 2017, the Company effected a one-for-seven reverse stock split (Note 8). All share and per share amounts disclosed in the accompanying unaudited interim consolidated financial statements give effect to these reverse stock splits retroactively and thus affect all periods presented.

(b)
Issuance and Conversion of Series B Preferred Shares: Subsequent to the balance sheet date and up to September 7, 2017, the Company issued 35,814 common shares on conversion of Series B-1 convertible preferred shares outstanding on June 30, 2017. Additionally, the Company received $7,500 of gross proceeds from the exercise of 7,500 Series B-1 and B-2 preferred warrants to purchase an equal number of Series B-1 and B-2 convertible preferred shares and 7,055 of these Series B-1 and B-2 convertible preferred shares were converted to 2,592,297 common shares.

(c)	Repayment of Addiewell Loan: Subsequent to the balance sheet date, the Company repaid $7,500 of Addiewell outstanding loan balance, according to the respective terms of the loan agreement.
(d)
Receipt of NASDAQ Notice: On July 31, 2017, the Company received written notification from The Nasdaq Stock Market LLC ("Nasdaq") indicating that the Company is no longer in compliance with the continued listing requirements, because the market value of publicly held shares ("MVPHS") was below $5,000 for 30 consecutive business days. The applicable grace period to regain compliance is 180 calendar days, or until January 29, 2018. The Company intends to monitor its MVPHS during the prescribed grace period and is considering all options that will allow its common shares to remain listed on Nasdaq.